SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: May, 2012

Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.

Calgary, Alberta,

Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Clarification Re: Dividend Record Date

On May 11, 2012 the Registrant issued a press release announcing that the Board of Directors of the Registrant approved payment of a regular semi-annual dividend of 22.5 cents per share on the Registrant’s common stock. The dividend is payable July 12, 2012, to shareholders of record on July 1, 2012. The Registrant hereby clarifies that its shareholders of record on July 1, 2012, a Sunday, will be identical to its shareholders of record at the close of business on June 29, 2012, being the immediately preceding Friday.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: May 15, 2012	By:	/S/ GARY J. DANIEL
	Name:	Gary J. Daniel
	Title:	Corporate Secretary & Senior Legal Counsel